Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-220374

September 7, 2017

TCF Financial Corporation

7,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of
Series C Non-Cumulative Perpetual Preferred Stock

This term sheet should be read together with the preliminary prospectus supplement dated September 7, 2017 and the accompanying prospectus dated September 7, 2017, relating to the depositary shares, each representing a 1/1,000th interest in a share of Series C Non-Cumulative Perpetual Preferred Stock of TCF Financial Corporation.

Issuer:	TCF Financial Corporation

Security:	Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock (the “Series C Preferred Stock”)

Size:	$175,000,000 (7,000,000 depositary shares)

Over-allotment Option:	None

Term:	Perpetual

Expected Ratings*:	BB– (S&P) / Ba1 (Moody’s)

Liquidation Preference:	$25 per depositary share (equivalent to $25,000 per share of Series C Preferred Stock)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.70% from September 14, 2017

Dividend Payment Dates:	1st day of March, June, September and December of each year, commencing on December 1, 2017

Optional Redemption:

The Series C Preferred Stock may be redeemed at TCF Financial Corporation’s option in whole or in part, from time to time, on December 1, 2022 or on any dividend payment date thereafter at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods, without accumulation of any undeclared dividends. The Series C Preferred Stock may also be redeemed at TCF Financial Corporation’s option in whole, but not in part, prior to December 1, 2022 within 90 days of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends for prior dividend periods, without accumulation of any undeclared dividends. Neither the holders of Series C Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series C Preferred Stock.

Trade Date:	September 7, 2017

Settlement Date:

September 14, 2017 (T+5)

We expect that delivery of the depositary shares will be made against payment therefor on or about the closing date specified on the cover page of prospectus supplement, which will be the fifth business day following the date of the pricing of the depositary shares. Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade depositary shares on the date hereof or on or prior to the second business day prior to the original issue date will be required, by virtue of the fact that the depositary shares initially will settle in T+5 to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of depositary shares who wish to trade depositary shares prior to their delivery hereunder should consult their own advisor.

Public Offering Price:	$25.00 per depositary share

Underwriting Discounts and Commissions:	$0.5000 per depositary share sold to institutional investors ($902,500.00 in the aggregate) and $0.7875 per depositary share sold to retail investors ($4,091,062.50 in the aggregate)

Net Proceeds (before expenses) to Issuer:	$170,006,437.50

Use of Proceeds

We expect to use the net proceeds from the sale of the depositary shares representing interests in the Series C Preferred Stock and additional cash on hand to redeem all of our issued and outstanding Series A Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), subject to approval of such redemption by the Federal Reserve. The redemption of all of our Series A Preferred Stock will result in the redemption of all of our depositary shares, each representing a 1/1,000th interest in a share of our Series A Preferred Stock.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Joint Lead Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “TCFPRD.”

CUSIP/ISIN:	872275 300 / US8722753006

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at

www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 (toll-free) or UBS Securities LLC at 1-888-827-7275 (toll-free).

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